                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No.4)*
                                       of
                           Tweedy, Browne Company L.P.


                                  SCHEDULE 13D
                               (Amendment No. 1)*
                                       of
                               TBK Partners, L.P.


                                  SCHEDULE 13D
                               (Amendment No. 4)*
                                       of
                            Vanderbilt Partners, L.P.



                    Under the Securities Exchange Act of 1934

                                PINKERTON'S INC.
                                (Name of Issuer)


                     Common Stock, Par Value $.001 per Share
                         (Title of Class of Securities)

                                    723429106
                                 (CUSIP Number)



                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)



                                 MARCH 21, 1997
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

                                  Schedule 13D

                                                          Page ____ of ____Pages

CUSIP No. 723429106
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON

       Tweedy, Browne Company L.P. ("TBC")
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)/ /
                                                                        (b)/X/

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(E)                                                            /  /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                 7 SOLE VOTING POWER. TBC has sole voting power with respect to 584,150 shares held in certain TBC Accounts (as herein-
                   after defined). Additionally, certain of the general
                   partners of TBC may be deemed to have sole power to vote
  NUMBER OF        certain shares as more fully set forth herein.
   SHARES        ---------------------------------------------------------------
 BENEFICIALLY    8 SHARED VOTING POWER
  OWNED BY
    EACH           0 shares
  REPORTING      ---------------------------------------------------------------
   PERSON        9 SOLE DISPOSITIVE POWER
    WITH
                   0 shares, except that certain of the general partners of
                   TBC may be deemed to have sole power to dispose of
                   certain shares as more fully set forth herein.
                 ---------------------------------------------------------------
                 10 SHARED DISPOSITIVE POWER

                         659,932 shares held in accounts of TBC
                      (as herein defined)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     659,932 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.91%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     BD, IA & PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  Schedule 13D

                                                          Page ____ of ____Pages

CUSIP No. 723429106
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON

       TBK Partners, L.P. ("TBK")
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)/ /
                                                                        (b)/x/

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(E)                                                            /  /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                 7 SOLE VOTING POWER 15,500 shares, except that the general partners in TBK, solely by reason of their
                   positions as such, may be deemed to have shared power
  NUMBER OF        to vote these shares
   SHARES        ---------------------------------------------------------------
 BENEFICIALLY    8 SHARED VOTING POWER
  OWNED BY
    EACH           0 shares
  REPORTING      ---------------------------------------------------------------
   PERSON        9 SOLE DISPOSITIVE POWER
    WITH
                   15,500 shares, except that certain of the general partners in
                   TBK, solely by reason of their positions as
                   such, may be deemed to have shared power to vote
                   these shares.
                 ---------------------------------------------------------------
                 10 SHARED DISPOSITIVE POWER

                     0 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,500 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.18%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  Schedule 13D

                                                          Page ____ of ____Pages

CUSIP No. 723429106
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON

       Vanderbilt Partners, L.P. ("Vanderbilt")
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)/ /
                                                                        (b)/x/

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(E)                                                            /  /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                 7 SOLE VOTING POWER 12,100 shares, except that the general partners in Vanderbuilt, solely by reason of their
                   positions as such, may be deemed to have shared power
  NUMBER OF        to vote these shares
   SHARES        ---------------------------------------------------------------
 BENEFICIALLY    8 SHARED VOTING POWER
  OWNED BY
    EACH           0 shares
  REPORTING      ---------------------------------------------------------------
   PERSON        9 SOLE DISPOSITIVE POWER
    WITH
                   12,100 shares, except that the general partners in
                   Vanderbilt, solely by reason of their positions as
                   such, may be deemed to have shared power to vote
                   these shares.
                 ---------------------------------------------------------------
                 10 SHARED DISPOSITIVE POWER

                     0 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,100 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.15%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

PRELIMINARY NOTE

     This Statement constitutes (a) Amendment No. 4 to a Statement on Schedule 13D originally filed by Tweedy, Browne Company L.P., a Delaware limited partnership ("TBC"), and dated as of June 10, 1996 (the "TBC Statement"); (b) Amendment No. 1 to a Statement filed on Schedule 13D originally filed by TBK Partners, L.P., a Delaware limited partnership ("TBK") and dated as of July 31, 1996 (the "TBK Statement"); and (c) Amendment No. 4 to a Statement on Schedule 13D filed by Vanderbilt Partners, L.P.; a Delaware limited partnership ("Vanderbilt") and dated as of June 10, 1996 (the "Vanderbilt Statement"), (collectively, the "Joint Amendment No. 4"). However, the filing of this Joint Amendment No. 4 should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act").

     This Joint Amendment No. 4 relates to the Common Stock, $.001 par value (the "Common Stock"), of Pinkerton's, Inc. (the "Company"), which, to the best knowledge of the persons filing this Joint Amendment No. 4 is a company organized under the laws of Delaware, with its principal executive offices located at 15910 Ventura Boulevard, Suite 900, Encino, CA 91436-2810.

     This Joint Amendment No. 4 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

     Other than as set forth below, to the best knowledge of TBC, TBK and Vanderbilt, there has been no material change in the information set forth in response to Items 1, 2,4, 6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Joint Amendment No. 4.


ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

     As of the date hereof, the number of shares with respect to which TBC may be deemed to be the beneficial owner is 659,932 shares of Common Stock (the "TBC Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the TBC Shares, including brokerage commissions, was $15,886,980.

     The TBC Shares are held in the TBC Accounts, the funds therefor coming from the funds on hand in each individual managed account and in certain instances from standard margin account borrowings from brokerage accounts maintained at Fleet Clearing Corporation. It is expected that funds used by the TBC Accounts to purchase additional shares of Common Stock, if additional shares are purchased by the TBC Accounts (see Item 4 of the Statement), will come from the funds on hand for each managed account, which funds on hand at any time and from time to time may include, among others, funds borrowed pursuant to margin accounts maintained at Fleet Clearing Corporation. Borrowings made by certain TBC Accounts pursuant to such margin accounts are secured by margin securities owned by the respective accounts, including some of the TBC Shares. Interest on outstanding borrowings under such margin accounts ranges form 1/2% to 2% over the brokers' call rate in effect from time to time at Chemical Bank, New York, New York, depending upon the amount of outstanding borrowings at any given time.

     As of the date hereof, TBK beneficially owns directly 15,500 shares of Common Stock (the "TBK Shares"), all of which shares were purchased in open market transactions. (TBK and certain of the general partners in TBK, who are also general partners of TBC and Vanderbilt may also be deemed to be the indirect beneficial owner of certain other shares of Common Stock as set forth in Item 5 hereof). The aggregate cost of the TBK Shares, including brokerage commissions, was $327,053.

     It is expected that funds used by TBK to purchase additional shares of Common Stock, if additional shares are purchased by TBK (see Item 4 hereof), will come from TBK's general funds, which include cash and cash equivalents on hand and in banks.

     TBK's general funds have included, and it is expected that they will from time to time include, funds borrowed by it pursuant to an understanding with Chemical Bank. As of the date hereof, TBK has a loan outstanding with Chemical Bank in the amount of $20,000.00. Borrowings made by TBK pursuant to that understanding bear interest at the broker's call rate in effect from time to time at Chemical Bank. TBK's funds on hand have also included, and it is expected that they will from time to time include, funds borrowed by it pursuant to an understanding with the Bank of New York, New York, New York. Pursuant to that understanding, TBK may borrow funds at the brokers' call rate charged from time to time by the Bank of New York. As of the date hereof, TBK has a loan outstanding with the The Bank of New York in the amount of $10,000.00. Borrowings made by TBK pursuant to its understandings with Chemical Bank and The Bank of New York are secured by securities owned by TBK; such borrowings are not secured by any TBK Shares. No borrowings from Chemical Bank or The Bank of New York were made for the purpose of acquiring the TBK Shares. TBK reserves the right to include all or any of the shares of Common Stock owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with any applicable statutes and regulations.

     As of the date hereof, Vanderbilt beneficially owns directly 12,100 shares of Common Stock (the "Vanderbilt Shares"), all of which shares were purchased in open market transactions. (Vanderbilt and certain of the general partners in Vanderbilt, who are also general partners in TBC and TBK may also be deemed to be the indirect beneficial owners of certain other shares of Common Stock, as set forth in Item 5 hereof.) The aggregate cost of the Vanderbilt Shares, including brokerage commissions, was $283,336.

     It is expected that funds used by Vanderbilt to purchase additional shares of Common Stock, if additional shares are purchased by Vanderbilt (see Item 4 of the Statement), will come from Vanderbilt's general funds, which include cash and cash equivalents on hand and in banks.

     Vanderbilt's general funds have included, and it is expected that they will from time to time include, funds borrowed by it pursuant to an understanding with Chemical Bank. No borrowings from Chemical Bank were made by Vanderbilt for the purpose of acquiring the Vanderbilt Shares. Vanderbilt reserves the right to include all or any of the shares of Common Stock owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with any applicable statutes and regulations.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 659,932 shares of Common Stock, which constitutes approximately 7.91% of the 8,343,000 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

     Also included in the TBC Shares are 215 shares of Common Stock held in a TBC Account for a charitable foundation, of which Christopher H. Browne is a trustee. Mr. Browne is a general partner in TBC, TBK and Vanderbilt.

     As of the date hereof, TBK beneficially owns directly 15,500 shares of Common Stock, which constitutes approximately 0.18% of the 8,343,000 shares of Common Stock which TBK believes to be the total number of shares of Common Stock outstanding.

     As of the date hereof, Vanderbilt beneficially owns directly 12,100 shares of Common Stock, which constitutes approximately 0.15% of the 8,343,000 shares of Common Stock which Vanderbilt believes to be the total number of shares of Common Stock outstanding.

     Each of TBC, TBK and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC, TBK and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 687,532 shares, which constitutes approximately 8.24% of the 8,343,000 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

     The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners may be deemed to be the beneficial owner by reason of his being a general partner of TBC, TBK and Vanderbilt, respectively, is 687,532 shares, which constitutes approximately 8.24% of the 8,343,000 shares of Common Stock outstanding. The aggregate number of shares and percentage of Common Stock with respect to which Thomas P. Knapp may be deemed to be a beneficial owner by reason of his being a general partner of TBK is 15,500 shares of Common Stock which constitutes approximately 0.18% of the 8,343,000 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.

     Each of TBC, TBK and Vanderbilt disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC, TBK and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, TBK, Vanderbilt, or any other person named in Item 2 hereof, beneficially owns any shares of Common Stock.

     (b) TBC has investment discretion with respect to 659,932 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 584,150 shares of Common Stock held in certain TBC Accounts.

     Each of the General Partners of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 584,150 shares of Common Stock held in certain TBC Accounts.

     TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the General Partners and Thomas P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

     Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Shares. Each of the General Partners of Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Shares.

     Christopher H. Browne may be deemed to have (i) sole power to dispose of or to direct the disposition of and (ii) sole power to vote or direct the vote of 215 shares of Common Stock held in a TBC Account for a charitable foundation, of which he is a trustee.

     (c) During the sixty day period ended as of the date hereof, there have been no transactions in Common Stock effected by TBK and Vanderbilt. During the sixty-day period ended as of the date hereof, TBC has bought and sold shares in open market transactions as follows:

REPORTING                     NO. OF            NO OF
PERSON       DATE             SHARES BOUGHT     SHARES SOLD               PRICE

TBC          02/07/97          1,200                                     $26 1/4
             02/10/97          7,600                                     $26
             02/11/97          1,400                                     $26
             02/12/97            200                                    $26 1/8
             02/18/97                            1,040                   $26 1/2
             02/21/97          7,300                                     $27 1/4
             02/26/97          3,000                                     $27 1/4
             02/27/97          2,400                                     $27 5/8
             03/21/97          8,000                                     $27 1/4



     (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

     To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.

     To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

     (e) Not applicable.

                                    SIGNATURE


     Each of Tweedy, Browne Company L.P., TBK Partners, L.P. and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Statement (which includes the Exhibit annexed hereto) is true, complete and correct.

                                                 TWEEDY, BROWNE COMPANY L.P.



                                                 By
                                                   ----------------------------
                                                   Christopher H. Browne
                                                   General Partner



                                                 TBK PARTNERS, L.P.



                                                 By
                                                   ----------------------------
                                                   Christopher H. Browne
                                                   General Partner



                                                 VANDERBILT PARTNERS, L.P.



                                                 By
                                                   ----------------------------
                                                   Christopher H. Browne
                                                   General Partner


Dated: March 21,  1997